VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

July 22, 2022

Re:

Facible BioDiagnostics, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

File No. 024-11878

To Whom It May Concern:

On behalf of Facible BioDiagnostics, Inc. (the “Company”), I hereby request qualification of the above-referenced amended offering statement at 5:40PM, Eastern Time, on Wednesday, July 27, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Dr. Steven Burden, Ph.D.

Dr. Steven Burden, Ph.D.

Director, Chief Executive Officer, President

Facible BioDiagnostics, Inc.